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                             June 7, 2021

       Richard D. Bertel
       Chief Executive Officer
       Integrated Rail and Resources Acquisition Corp.
       6100 Southwest Boulevard, Suite 320
       Fort Worth, Texas 76109

                                                        Re: Integrated Rail and
Resources Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 21, 2021
                                                            File No. 333-256381

       Dear Mr. Bertel:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed on May 21, 2021

       Principal Stockholders, page 128

   1. Please expand your disclosure in footnote (3) to identify the natural persons who serve as members of the board of
managers of DHIP NRI Management Partners LLC and RGPC
                                                        Capital Investments
LLC.
       Exhibits

   2.                                                   We note that Section
9.3 of your Warrant Agreement filed as Exhibit 4.4 provides that
                                                        "any action, proceeding
or claim against it arising out of or relating in any way to this
                                                        Agreement may be
brought and enforced in the courts of the State of New York or the
                                                        United States District
Court for the Southern District of New York" and that the provision
                                                        "will not apply to
suits brought to enforce any liability or duty created by the Exchange
 Richard D. Bertel
 Integrated Rail and Resources Acquisition Corp.
June 7, 2021
Page 2
         Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." Please revise this provision to state the extent to which the provision applies to actions arising under the Securities Act. In that regard, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also, please revise the disclosure in your prospectus to disclose that your warrant agreement contains this provision, the extent to which the provision applies to federal securities law claims, and the risks related to this provision, including but not limited to, increased costs for investors to bring a claim and that these provisions can discourage claims or limit an investor's ability to bring a claim in a judicial forum that they find favorable, and address that there is uncertainty about the enforceability of such a provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Scott Anderegg at 202-551-3342 or Jennifer Lopez-Molina at 202-551-
3792 if you have any questions.



FirstName LastNameRichard D. Bertel                    Sincerely,
Comapany Name Integrated Rail and Resources Acquisition Corp.
                                                       Division of Corporation
Finance
June 7, 2021 Page 2                                    Office of Trade &
Services
FirstName LastName